Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2020:
Payment No. 4 – February 2022 (the “February 2022 Dividend”)
South Africa Branch Register Finalisation Information

On 17 February 2021, the Company announced that the Board had declared an interim dividend of 215.6p per ordinary share of 25p, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022.

The February 2022 Dividend will be payable on 9 February 2022 to shareholders registered on either the UK main register or the South Africa branch register on 24 December 2021 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the February 2022 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 17 February 2021 remain unchanged for the February 2022 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R = 21.0948 as at 9 December 2021 (the closing rate on that date as quoted by Bloomberg), results in an equivalent February 2022 Dividend of 1137.00972 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 227.40194 SA cents per ordinary share, will be withheld from the gross February 2022 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 909.60778 SA cents per ordinary share.  The February 2022 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the February 2022 Dividend is the United Kingdom.

At the close of business on 9 December 2021 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the February 2022 Dividend), the Company had a total of 2,294,686,147 ordinary shares in issue (excluding treasury shares). The Company held 161,930,217 ordinary shares in treasury giving a total issued share capital of 2,456,616,364 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Paul McCrory
Company Secretary
British American Tobacco p.l.c.

13 December 2021

Enquiries:

Investor Relations
Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 20 7845 1180/2012/1138/1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPlc